# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UNIFIED SERIES TRUST, CIK 0001199046
CUSIP: 90470L568
Title of class of securities: ABSLUTE SELCT VL
Address of issuer's principal executive offices: 225 PICTORIA DRIVE, SUITE 450, CINCINNATI, Ohio (OH), 45246
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-001055
Filed by CIK 0001859918

## Reporting persons
- TECTONIC ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 658,738; aggregate amount beneficially owned 658,738 (23.1% of the class)
- CAIN, WATTERS & ASSOCIATES, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 658,738; aggregate amount beneficially owned 658,738 (23.1% of the class)

## Item 1. Issuer
Name of issuer: UNIFIED SERIES TRUST
Address of issuer's principal executive offices:
225 PICTORIA DRIVE
SUITE 450
CINCINNATI, OHIO
45246

## Item 2. Person Filing
Name of person filing:
TECTONIC ADVISORS LLC

CAIN, WATTERS & ASSOCIATES, LLC
Address of principal business office or, if none, residence:
17 COWBOYS WAY
STE 250
FRISCO, Texas
75034
Citizenship:
TECTONIC ADVISORS LLC - TEXAS

CAIN, WATTERS & ASSOCIATES, LLC - TEXAS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 658,738
Percent of class: 23.1
Sole power to vote or to direct the vote:
TECTONIC ADVISORS LLC - 0

CAIN, WATTERS & ASSOCIATES, LLC - 0
Shared power to vote or to direct the vote:
TECTONIC ADVISORS LLC - 0

CAIN, WATTERS & ASSOCIATES, LLC - 0
Sole power to dispose or to direct the disposition:
TECTONIC ADVISORS LLC - 0

CAIN, WATTERS & ASSOCIATES, LLC - 0
Shared power to dispose or to direct the disposition:
TECTONIC ADVISORS LLC - 658,738

CAIN, WATTERS & ASSOCIATES, LLC - 658,738

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TECTONIC ADVISORS LLC: STEVE MANGOLD, CHIEF COMPLIANCE OFFICER (05/08/2025)
- CAIN, WATTERS & ASSOCIATES, LLC: JEREMY BOLF, DIRECTOR OF COMPLIANCE (05/08/2025)